UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        ☒          Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the securities market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the inside information notice dated July 30, 2026, with CNMV registration number 3316 relating to the execution of the first tranche of a buyback program of own shares of BBVA approved by the Board of Directors of BBVA in its meeting held on July 29, 2026 (the “First Tranche”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, BBVA informs–on the basis of the information received from HSBC Continental Europe as the First Tranche manager– that it has carried out the following transactions over BBVA shares in execution of the Tranche between 17 August and 21 August 2026 (both inclusive):

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
8/17/2026	BBVA.MC	Purchase	AQEU	0	0
8/17/2026	BBVA.MC	Purchase	XMAD	597,987	24.9243
8/17/2026	BBVA.MC	Purchase	CEUX	659,620	24.9182
8/17/2026	BBVA.MC	Purchase	TQEX	0	0
8/18/2026	BBVA.MC	Purchase	AQEU	0	0
8/18/2026	BBVA.MC	Purchase	XMAD	600,000	25.0561
8/18/2026	BBVA.MC	Purchase	CEUX	699,322	25.0133
8/18/2026	BBVA.MC	Purchase	TQEX	0	0
8/19/2026	BBVA.MC	Purchase	AQEU	0	0
8/19/2026	BBVA.MC	Purchase	XMAD	600,000	24.7946
8/19/2026	BBVA.MC	Purchase	CEUX	700,000	24.7676
8/19/2026	BBVA.MC	Purchase	TQEX	0	0
8/20/2026	BBVA.MC	Purchase	AQEU	0	0
8/20/2026	BBVA.MC	Purchase	XMAD	700,000	24.5966
8/20/2026	BBVA.MC	Purchase	CEUX	632,357	24.5977
8/20/2026	BBVA.MC	Purchase	TQEX	0	0
8/21/2026	BBVA.MC	Purchase	AQEU	4,224	24.6488
8/21/2026	BBVA.MC	Purchase	XMAD	600,000	24.7362
8/21/2026	BBVA.MC	Purchase	CEUX	5,352	24.6490
8/21/2026	BBVA.MC	Purchase	TQEX	0	0
			TOTAL	5,798,862

The cash amount of the shares purchased to date as a result of the execution of the First Tranche amounts to 390,930,519.33 Euros, which, approximately, represents 39.09% of the maximum cash amount of the First Tranche.

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Madrid, 24 August 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: August 24, 2026
By:	/s/ José María Caballero Cobacho
Name:	José María Caballero Cobacho
Title:	Head of ALM